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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                        --------------------------------

                 AMERICAN RETIREMENT VILLAS PROPERTIES III, L.P.
                       (Name of Subject Company (Issuer))

                             ARVP ACQUISITION, L.P.
                            ARV ASSISTED LIVING, INC.
                       (Names of Filing Person (Offeror))

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                    029317203
                      (CUSIP Number of Class of Securities)

                        --------------------------------

                               Douglas M. Pasquale
                             Chief Executive Officer
                             ARVP Acquisition, L.P.
                            ARV Assisted Living, Inc.
                          245 Fischer Avenue, Suite D-1
                              Costa Mesa, CA 92626
                                 (714) 751-7400.

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                              Gary J. Singer, Esq.
                              O'Melveny & Myers LLP
                            610 Newport Center Drive
                                   17th Floor
                         Newport Beach, California 92660
                                 (949) 760-9600

                        --------------------------------


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                            Calculation of Filing Fee


      Transaction valuation*                   Amount of filing fee**
      ----------------------                   ----------------------
            $7,466,400                                 $1,493


* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all of the outstanding limited partnership units of American Retirement Villas Properties III, L.P. at a net cash purchase price of $400 per unit. There are 18,666 limited partnership units currently outstanding.

**      The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:$720

                Form or Registration No.: Schedule TO

                Filing Party: ARVP Acquisition, L.P. and ARV Assisted Living,
                Inc.

                Date Filed: October 18, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]     third-party tender offer subject to Rule 14d-1.

[ ]     issuer tender offer subject to Rule 13e-4.

[X]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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

                                   SCHEDULE TO

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed by ARVP Acquisition, L.P. (the "Purchaser") and ARV Assisted Living, Inc., the "General Partner" of American Retirement Villas Properties III, L.P., a California limited partnership (the "Partnership) on October 18, 2001.

        This Amendment No. 1 is being filed on behalf of the Purchaser and the General Partner.

        The information set forth in the Offer to Purchase, including all schedules and annexes thereto, and the Letter of Transmittal is hereby incorporated by reference herein in answer to the items of this Schedule TO.

The Offer to Purchase is amended and supplemented as follows:

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in "SUMMARY TERM SHEET" of the Offer to Purchase and in the Amendment and Supplement thereto is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a) Name and Address. The name of the Partnership is American Retirement Villas Properties III, L.P. The address of its principal executive office is 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626. The phone number of its principal executive office is (714) 751-7400.

ITEM 4. TERMS OF THE TRANSACTION.

        (a) Material Terms. The information set forth in "SUMMARY TERM SHEET," "THE TENDER OFFER--Terms of the Offer; Expiration Date; Proration," "THE TENDER OFFER--Acceptance for Payment and Payment," "SPECIAL FACTORS--Effects of the Offer," and "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences" of the Offer to Purchase and in "OUR AMENDED OFFER," "TERMS OF THE OFFER," and "WITHDRAWAL RIGHTS" in the Amendment and Supplement thereto is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) Purposes. The information set forth in "SPECIAL FACTORS--Background and Purpose of the Offer" of the Offer to Purchase and in "BACKGROUND, PURPOSE AND EFFECTS OF THE OFFER" of the Amendment and Supplement thereto is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) Source of Funds. The information set forth in "THE TENDER OFFER-- Source and Amount of Funds" of the Offer to Purchase and in "SOURCE AND AMOUNT OF FUNDS" of the Amendment and Supplement thereto is incorporated herein by reference.



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

        (b) Conditions. The information set forth in "THE TENDER OFFER--Source and Amount of Funds" of the Offer to Purchase and in "SOURCE AND AMOUNT OF FUNDS" of the Amendment and Supplement thereto is incorporated herein by reference.

        (d) Borrowed Funds. The information set forth in "THE TENDER OFFER--Source and Amount of Funds" of the Offer to Purchase and in "SOURCE AND AMOUNT OF FUNDS" of the Amendment and Supplement thereto is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

        (a) Financial Information. The information set forth in "THE PARTNERSHIP--Selected Historical Financial Data" of the Offer to Purchase is incorporated herein by reference.

        (b) Pro Forma Information. The information set forth in "THE PARTNERSHIP--Selected Historical Financial Data" of the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)      Amendment and Supplement to Offer to Purchase, dated October 31,
               2001.

(a)(1)(B)      Letter of Transmittal.

(a)(1)(C) Form of Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees.

(a)(1)(D)      Form of Letter to Brokers, Dealers, Trust Companies and other
               Nominees.

(a)(2)         Amendment 1 to Schedule 14D-9, dated October 31, 2001.

(a)(3)         Not applicable.

(a)(4)         Not applicable.

(a)(5)(A)      Press release, dated October 31, 2001.

(a)(5)(B)      Letter to Unitholders, dated October 31, 2001.

(a)(5)(C)      Urgent Letter to Unitholders.

(a)(5)(D) Offer from Vintage Senior Housing, LLC to the General Partner, dated October 23, 2001.

(a)(5)(E) General Partner's Response Letter to the Vintage Senior Housing LLC offer.

(b)            Commitment Letter from Red Mortgage Capital, Inc., dated October
               29, 2001.

(c)            Not applicable.

(d)            Not applicable.

(e)            Not applicable.

(f)            Not applicable.

(g)            Not applicable.

(h)            Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

               (c) Negotiations or Contacts. The information set forth in "SPECIAL FACTORS--Background and Purpose of the Offer" and "SPECIAL FACTORS--Alternatives Considered to the Sale" of the Offer to Purchase and in "BACKGROUND, PURPOSE, AND EFFECTS OF THE OFFER" of the Amendment and Supplement thereto is incorporated herein by reference.

    Item 7.    Purposes, Alternatives, Reasons and Effects.

           (a) Purposes. The information set forth in "SPECIAL
FACTORS--Background and Purpose of the Offer" of the Offer to Purchase and in "BACKGROUND, PURPOSE, AND EFFECTS OF THE OFFER" of the Amendment and Supplement thereto is incorporated herein by reference.

           (b) Alternatives. The information set forth in "SPECIAL FACTORS--Alternatives Considered to the Offer" of the Offer to Purchase is incorporated herein by reference.

           (c) Reasons. The information set forth in "SPECIAL FACTORS--Purpose of and Reasons for the Offer; Plans for the Company" of the Offer to Purchase and in "BACKGROUND, PURPOSE, AND EFFECTS OF THE OFFER" of the Amendment and Supplement thereto is incorporated herein by reference.

           (d) Effects. The information set forth in "SPECIAL FACTORS--Effects of the Offer" "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences" and "SPECIAL FACTORS--Effects of the Offer--Book Value and Net Earnings" of the Offer to Purchase and in "BACKGROUND, PURPOSE, AND EFFECTS OF THE OFFER" of the Amendment and Supplement thereto is incorporated herein by reference.

        Item 8. Fairness of the Going-Private Transaction.

           (a) Fairness. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase and in "FAIRNESS OF THE OFFER; DETERMINATION OF THE OFFER PRICE" of the Amendment and Supplement thereto is incorporated herein by reference.

           (b) Factors Considered in Determining Fairness. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase and in "FAIRNESS OF THE OFFER; DETERMINATION OF THE OFFER PRICE" of the Amendment and Supplement thereto is incorporated herein by reference.

           (c) Approval of Security Holders. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase and in "FAIRNESS OF THE OFFER; DETERMINATION OF THE OFFER PRICE" of the Amendment and Supplement thereto is incorporated herein by reference.

           (d) Unaffiliated Representative. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" and "SPECIAL FACTORS--Risk Factors--We have a conflict of interest in making this offer" of the Offer to Purchase and in "FAIRNESS OF THE OFFER; DETERMINATION OF THE OFFER PRICE" of the Amendment and Supplement thereto is incorporated herein by reference.

           (e) Approval of Directors. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" and "SPECIAL FACTORS--Risk Factors--We have a conflict of interest in making this offer" of the Offer to Purchase and in "FAIRNESS OF THE OFFER; DETERMINATION OF THE OFFER PRICE" of the Amendment and Supplement thereto is incorporated herein by reference.

        Item 10. Source and Amounts of Funds or Other Consideration.

           (c) Expenses. The information set forth in "THE TENDER OFFER--Certain Fees and Expenses" of the Offer to Purchase and in "SOURCE AND AMOUNT OF FUNDS" in the Amendment and Supplement thereto is incorporated herein by reference.

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                                    SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of October 31, 2001 that the information set forth in this statement is true, complete and correct.



                                              ARVP ACQUISITION, L.P.

                                              By: ARV ASSISTED LIVING, INC.
                                                  as General Partner

                                              By:   /s/ DOUGLAS M. PASQUALE
                                                 -------------------------------
                                                 Name:  Douglas M. Pasquale
                                                 Title: Chairman and Chief
                                                        Executive Officer

                                              ARV ASSISTED LIVING, INC.


                                              By:   /s/ DOUGLAS M. PASQUALE
                                                 -------------------------------
                                                 Name:  Douglas M. Pasquale
                                                 Title: Chairman and Chief
                                                        Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

(a)(1)(A)      Amendment and Supplement to Offer to Purchase, dated October 31,
               2001.

(a)(1)(B)      Letter of Transmittal.

(a)(1)(C) Form of Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees.

(a)(1)(D)      Form of Letter to Brokers, Dealers, Trust Companies and other
               Nominees.

(a)(2)         Amendment 1 to Schedule 14D-9, dated October 31, 2001.

(a)(3)         Not applicable.

(a)(4)         Not applicable.

(a)(5)(A)      Press release, dated October 31, 2001.

(a)(5)(B)      Letter to Unitholders, dated October 31, 2001.

(a)(5)(C)      Urgent Letter to Unitholders.

(a)(5)(D) Offer from Vintage Senior Housing, LLC to the General Partner, dated October 23, 2001.

(a)(5)(E) General Partner's Response Letter to the Vintage Senior Housing LLC offer.

(b)            Commitment Letter from Red Mortgage Capital, Inc., dated October
               29, 2001.

(c)            Not applicable.

(d)            Not applicable.

(e)            Not applicable.

(f)            Not applicable.

(g)            Not applicable.

(h)            Not applicable.




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